Exhibit (h)(35)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement (the “Agreement”), effective as of [DATE], 2026, by and between BondBloxx Investment Management Corporation (“BIM”) and BondBloxx ETF Trust (the “Trust”) with respect to its series, BondBloxx High Yield Income ETF (formerly known as BondBloxx USD High Yield Bond Sector Rotation ETF, the “Fund”), amends and restates the Expense Limitation Agreement between BIM and the Trust with respect to the Fund dated September 18, 2023.

In consideration of good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	Contractual Fee Waiver.

a.	BIM agrees for the time period set forth in paragraph 3 to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and non-affiliated acquired fund fees and expenses) to the extent necessary to limit the Fund’s net total annual operating expenses to an annual rate of 0.55%, subject to recapture as described below (the “Fee Waiver”).

b.	The Fee Waiver may be modified by BIM to decrease the Fund’s net total annual operating expenses at any time. BIM shall also be permitted to recapture amounts waived and/or reimbursed within two years after the fiscal year in which BIM waived fees and/or reimbursed expenses if the Fund’s net total annual operating expenses have fallen to a level below the limit described above. In no case will BIM recapture any amount that would result, on any particular business day of the Fund, in the Fund’s expense ratio exceeding both (1) the expense cap in place at the time such amounts were waived and (2) the Fund’s current expense cap.

2.	Nothing herein shall preclude BIM from either voluntarily waiving the investment advisory fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust, including the Fund, as BIM, in its discretion, deems reasonable or appropriate. Any such voluntary waiver or voluntary expense reimbursement may be modified or terminated by BIM, as applicable, at any time in its sole and absolute discretion without the approval of the Trust’s Board of Trustees.

3.	This Agreement shall be effective as of the date first written above and shall continue in effect until March 1, 2027. Thereafter, this Agreement shall be continue in effect for successive twelve-month periods provided such continuance is specifically approved by BIM and the Trust with respect to the Fund (including with respect to the Trust, a majority of the Trustees of the Trust who are not “interested persons,” as defined in the 1940 Act, of BIM). Neither BIM nor the Trust shall be obligated to extend this Agreement.

4.	This Agreement shall terminate upon a writing duly executed by BIM and the Trust affirmatively terminating the Fee Waiver.

[Signatures follow on next page]

Bondbloxx Etf Trust

By:	/s/ Tony Kelly
	Name:	Tony Kelly
	Title:	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer

Bondbloxx Investment Management Corporation

By:	/s/ Leland Clemons, Jr.
	Name:	Leland Clemons, Jr.
	Title:	Chief Executive Officer